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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

Deckers Outdoor Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

243537107

(CUSIP Number)

May 29, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243537107

Person 1
1.	(a) Names of Reporting Persons. Turner Investment Partners, Inc.
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 673,850

6. Shared Voting Power 0

7. Sole Dispositive Power 751,540

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 751,540

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer Deckers Outdoor Corporation
(b)	Address of Issuer's Principal Executive Offices
495-A South Fairview Avenue, Goleta, CA 93117
Item 2.
(a)	Name of Person Filing Turner Investment Partners, Inc.
(b)	Address of Principal Business Office or, if none, Residence 1205 Westlakes Drive, Suite 100, Berwyn PA 19312
(c)	Citizenship Pennsylvania
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 243537107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 751,540
(b)	Percent of class: *(see endnote) 5.7%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 673,850
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 751,540
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The securities in respect of this Schedule 13G, which is filed by Turner Investment Partners, Inc. in its capacity as an investment advisor, are owned of record by clients of Turner Investment Partners, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 08, 2009
Date
Brian F. McNally
Signature
General Counsel and Chief Compliance Officer
Name/Title
Exhibit A
*Based upon 13,115,373 shares of common stock, $0.01 par value, outstanding as of April 27, 2009 as disclosed in the Deckers Outdoor Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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